Exhibit 99.3 Appendix 3Y Change of Director’s Interest Notice

Rule 3.19A.2
Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/09/01 Amended 01/01/11

Name of entity	James Hardie Industries plc
ARBN	097 829 895

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Jesse Singh
Date of last notice	6 January 2026

+ See chapter 19 for defined terms.

01/01/2011    Appendix 3Y Page 1

Appendix 3Y Change of Director’s Interest Notice

Part 1 - Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Sale of Ordinary Shares by The Jesse G. Singh Revocable Trust
Date of change	12 February 2026
No. of securities held prior to change
Current relevant interest is:
Direct: 201,599 Ordinary Shares
Indirect:
The Linda S.R. Singh Family Trust – 358,797
The Jesse Singh 2016 Irrevocable Trust – 499,740
The Jesse G. Singh Revocable Trust – 555,471
The Jesse Singh 2024 Trust – 103,400

Class	Ordinary shares
Number acquired	Nil
Number disposed	400,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	USD $10,447,120
No. of securities held after change
Current relevant interest is:
Direct: 201,599 Ordinary Shares
Indirect:
The Linda S.R. Singh Family Trust – 358,797
The Jesse Singh 2016 Irrevocable Trust – 499,740
The Jesse G. Singh Revocable Trust – 155,471
The Jesse Singh 2024 Trust – 103,400

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market sale

+ See chapter 19 for defined terms.

01/01/2011    Appendix 3Y Page 2

Appendix 3Y Change of Director’s Interest Notice

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Nil.
Nature of interest	Nil.
Name of registered holder (if issued securities)	Nil.
Date of change	Nil.
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Nil.
Interest acquired	Nil.
Interest disposed	Nil.
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Nil.
Interest after change	Nil.

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior-written clearance provided to allow the trade to proceed during this period?	Not applicable
If prior written clearance was provided, on what date was this provided?	Not applicable

+ See chapter 19 for defined terms.

01/01/2011    Appendix 3Y Page 3